FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, October 29, 2004, Series 2004-AP3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04047923

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 29, 2004

NOMURA ASSET ACCEPTANCE CORPORATION

By: ______________________

Name: N. Dante LaRocca

~~Title: Managing Director~~

N. Dante LaRocca
Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials and Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AP3
Issuer
Nomura Asset Acceptance Corporation,
Depositor
GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated October 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be less than that shown below.

INVESTOR OCCUPANCY										
Documentation Type	**Loan Count**	**UPB**	**%UPB**	**GWAC**	**WAFICO**	**WAM**	**WALA**	**AVG UPB**	**WALTV**	**WAELTV**
Full (I-A)	65	10,124,126.0	19.32	7.257	709	348	4	155,756.0	77.55	75.06
Reduced with VOA (A-S!)	120	19,451,443.0	37.13	7.527	695	342	3	162,095.0	76.98	75.45
No Ratio (A-NI)	54	8,979,192.0	17.14	7.485	695	349	4	166,281.0	72.44	70.93
Stated/Stated with Vvoe (S-S)	34	5,544,828.0	10.58	7.197	685	339	5	163,083.0	77.56	73.39
None (NI-NA)	52	8,294,590.0	15.83	6.932	681	326	4	159,511.0	62.46	62.12
Total:	**325**	**52,394,178.0**	**100.00**	**7.339**	**695**	**342**	**4**	**161,213.0**	**74.08**	**72.27**